UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 29, 2019

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In the Matter of

AAA Healthcare Holding Corp
205 D Chubb Avenue, Suite 240
Lyndhurst, NJ 07071

ORDER DECLARING OFFERING
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

File No. 024-10614

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    AAA Healthcare Holding Corp. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

    In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on April 29, 2019.

    For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

                                                    Vanessa A. Countryman
                                                    Acting Secretary